Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

Your Response is Urgently Needed.

Dear Valued Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. Stockholder:

As an important stockholder in Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (the “Fund”), I am writing today to personally ask for your help with the Fund’s stockholder proxy that is currently underway. The Special Meeting of Stockholders for the Fund is scheduled for May 27, 2021 and your vote is needed. The Board of Directors has approved the proposed liquidation and dissolution of the Fund and recommends that stockholders approve the proposal.

Voting now will allow us to complete the business of the Special Meeting of Stockholders without delay.

If you need assistance voting your shares, please call Cohen & Steers’ proxy solicitor, Broadridge, toll-free at

1-855-200-8122.

The Fund offers three easy methods for you to vote:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before May 27, 2021.

Call 1-855-200-8122 Monday

through Friday, 9:00am to

10:00pm, Eastern Time to speak

with a proxy analyst.

OR

If you have your proxy materials,

call the number listed on your

proxy card and follow the touch-

tone prompts to vote.

On behalf of your Board of Directors, thank you for your cooperation and partnership.

Sincerely,

Adam M. Derechin President of the Funds